Exhibit 99.1

Clearmind Medicine Delivers Briefing to FDA Following Invitation to Historic Psychedelic Hearing in Washington, D.C.

Mary-Elizabeth Gifford, Chief of Global Impact at Clearmind Medicine, spoke on patient access and shared insights from Clearmind’s clinical trial at Yale and Johns Hopkins

Vancouver, Canada, Sept. 17, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND) (the “Company” or “Clearmind”), a clinical-stage biopharmaceutical company advancing non-hallucinogenic psychedelic-derived neuroplastogen for scalable treatment  of neuropsychiatric, metabolic, and addiction disorders including Alcohol Use Disorder (“AUD”), today announced that, following an invitation from the U.S. Food and Drug Administration (“FDA”), it testified at the FDA’s history-making psychedelic hearing in the nation’s capital on September 14, 2026. Clearmind’s Chief of Global Impact, Mary-Elizabeth Gifford, briefed a federal panel convened by the FDA to evaluate “Considerations for Potential Future Therapeutic Use of Psychedelic Drugs.”

The history-making hearing marked a dedicated federal forum convened by the FDA to gather public input on the potential future therapeutic use of psychedelic drugs, bringing together senior FDA officials and federal partners from Substance Abuse and Mental Health Services Administration (SAMHSA), the National Institutes of Health and the Veterans Health Administration.

Invited to address the question of “Patient Access” Gifford said: “At Clearmind Medicine, our clinical trial at Yale and Johns Hopkins have generated findings suggesting that a next-generation category of psychedelics, neuroplastogenic compounds, which retain the therapeutic benefits of neuroplasticity enhancement while eliminating the hallucinogenic effects of legacy psychedelics, may help mitigate the need for expensive supervised dosing. Our findings have led us to believe that this may represent a scalable treatment model that is a replicable and shareable opportunity for the future of American health.”

In addition to soliciting expertise on patient access, the FDA’s hearing also invited testimony on provider training and credentialing, patient safety, and best practices for data collection and standardization.

Tiffany R. Farchione, M.D., Director, Division of Psychiatry, Center for Drug Evaluation and Research (CDER) Office of New Drugs, sat on the day’s Federal Listening Panel, as did senior leadership from the Substance Abuse and Mental Health Services Administration (SAMHSA), the National Institute on Drug Abuse (NIDA), the Advanced Research Projects Agency for Health (ARPA-H) and the Veterans Health Administration. Approximately 1,800 participants attended the hearing in person and virtually.

At the hearing, Gifford told the FDA panel that next-generation psychedelic neuroplastogens that do not need expensive supervised dosing may reduce health disparities and achieve patient access for those with intractable substance use disorders and “myriad other diagnoses that could be treated safely under medical care.”

She concluded: “This secures responsible patient access, not through new expensive frameworks that are yet to be built, but through America’s already existing primary care and VA resources.”

MEAI, Clearmind’s proprietary drug candidate for the treatment of AUD, a condition that affects one in ten Americans, and is considered a leading cause of preventable deaths for working age adults, is currently being evaluated in FDA-approved clinical trial at Yale University Medical School and Johns Hopkins University. MEAI is also among a limited number of non-hallucinogenic, psychedelic-derived neuroplastogen candidates to have advanced to a Phase 2a clinical trial.

“We are grateful to the FDA and federal health officials for leading this important national conversation and for its visionary encouragement of responsible biopharma innovation in addiction treatment, including the treatment of AUD,” said Adi Zuloff-Shani, Ph.D., Chief Executive Officer of Clearmind Medicine. Zuloff-Shani, Ph.D. added, “We appreciate the opportunity to contribute to this emerging technological field, with MEAI representing our commitment to developing innovative treatments that could ultimately be both effective and more accessible to patients. Mary-Elizabeth Gifford speaks for all of us at Clearmind, articulating our collective mission to bridge rigorous evidence-based research with federal policy that could potentially help us to accelerate improved care for patients across the US and globally.”

Gifford, Clearmind’s Chief of Global Impact, anchors the biopharma’s presence in New York City and Washington, D.C., and has been described by Spirituality & Health magazine as “the most quietly influential woman working in psychedelics today.” Her pro-bono contributions to the field of psychedelic medicine include chairing the steering committee for the Psychedelic Medicine Coalition Annual Federal Psychedelic Summit at the National Press Club and heading the non-profit Global Wellness Institute’s Psychedelics & Healing Initiative.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 32 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol "CMND."

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential therapeutic profile of neuroplastogenic compounds, the development and clinical advancement of MEAI, the potential benefits of the Company's product candidates, the implications of its participation in the FDA hearing, and the Company's plans, objectives and expectations regarding future research, development and commercialization activities. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.